Exhibit 99.1

INFLARX N.V.

UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS – MARCH 31, 2022

These unaudited condensed financial statements are consolidated financial statements for the group consisting of InflaRx N.V. and its wholly-owned subsidiaries InflaRx GmbH, Jena, Germany, and InflaRx Pharmaceutical Inc., Ann Arbor, Michigan, United States (together, the “Group”). The financial statements are presented in Euro (€).

InflaRx N.V. is a company limited by shares, incorporated and domiciled in Amsterdam, The Netherlands.
Its registered office and principal place of business is in Germany, Jena, Winzerlaer Str. 2.

F-1

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 2022

Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months ended March 31, 2022 and 2021		3
Unaudited Condensed Consolidated Statements of Financial Position as of March 31, 2022 and December 31, 2021		4
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity for the three months ended March 31, 2022 and 2021		5
Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2022 and 2021		6
Notes to the Unaudited Condensed Consolidated Financial Statements		7
1.	Summary of significant accounting policies and other disclosures	7
(a) Reporting entity and Group’s structure		7
(b) Basis of preparation		7
(c) Significant events of the quarter and changes in circumstances		8
2.	Net Financial Result	9
3.	Other assets	11
4.	Financial assets and financial liabilities	11
5.	Cash and cash equivalents	12
6.	Equity	12
7.	Share-based payments	13
(d) Equity settled share-based payment arrangements		13
(e) Share-based payment expense recognized		14
8.	Liabilities from government grants received	14
9.	Protective foundation	14
10.	Subsequent Events	15

F-2

 InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months ended March 31, 2022 and 2021

		For the three months ended March 31,
(in €, except for share data)	Note	2022 (unaudited)	2021 (unaudited)

Operating Expenses
Research and development expenses		(10,471,923)	(4,906,885)
General and administrative expenses		(4,387,443)	(3,022,338)
Total Operating Expenses		(14,859,366)	(7,929,224)
Other income		1,593	5,462
Other expenses		(565)	(565)
Operating Result		(14,858,338)	(7,924,327)
Finance income		27,962	22,962
Finance expenses		(24,586)	(3,684)
Foreign exchange result		727,933	1,731,671
Other financial result	2	125,000	48,000
Income Taxes		—	—
Loss for the Period		(14,002,030)	(6,125,378)

Share Information
Weighted average number of shares outstanding		44,203,763	33,807,774
Loss per share (basic/diluted)		(0.32)	(0.18)

Loss for the Period		(14,002,030)	(6,125,378)
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency		1,309,875	3,504,699
Total Comprehensive Loss		(12,692,154)	(2,620,679)

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Financial Position as of March 31, 2022 and December 31, 2021

(in €)	Note	March 31, 2022 (unaudited)	December 31, 2021

ASSETS
Non-current assets
Property and equipment		251,713	274,373
Right-of-use assets		1,314,691	1,408,078
Intangible assets		209,818	235,216
Other assets	3	331,539	336,566
Financial assets	4	9,272,352	27,206,990
Total non-current assets		11,380,114	29,461,224
Current assets
Current other assets	3	12,521,363	10,983,458
Current tax assets		1,154,604	1,282,177
Financial assets	4	49,925,236	57,162,266
Cash and cash equivalents	5	40,096,286	26,249,995
Total current assets		103,697,489	95,677,896
TOTAL ASSETS		115,077,603	125,139,120

EQUITY AND LIABILITIES
Equity
Issued capital	6	5,304,452	5,304,452
Share premium	6	280,310,744	280,310,744
Other capital reserves	7	33,121,984	30,591,209
Accumulated deficit		(227,977,709)	(213,975,679)
Other components of equity		4,360,146	3,050,270
Total equity		95,119,617	105,280,996
Non-current liabilities
Lease liabilities		973,905	1,066,354
Other liabilities		35,628	35,019
Total non-current liabilities		1,009,533	1,101,373
Current liabilities
Trade and other payables	4	9,502,770	8,574,244
Liabilities from government grants received	8	8,300,000	8,300,000
Lease liabilities		369,676	366,171
Employee benefits		644,646	1,378,130
Other liabilities		131,362	138,206
Total current liabilities		18,948,452	18,756,751
Total Liabilities		19,957,985	19,858,124
TOTAL EQUITY AND LIABILITIES		115,077,603	125,139,120

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity for the three months ended March 31, 2022 and 2021

	Note	Shares outstanding	Issued capital	Share premium	Other capital reserves	Accumulated deficit	Other com--ponents of equity	Total equity

Balance as of January 1, 2022		44,203,763	5,304,452	280,310,744	30,591,209	(213,975,679)	3,050,271	105,280,996
Loss for the period		—	—	—	—	(14,002,030)	—	(14,002,030)
Exchange differences on translation of foreign currency		—	—	—	—	—	1,309,875	1,309,875
Total comprehensive loss		—	—	—	—	(14,002,030)	1,309,875	(12,692,155)
Equity-settled share-based pay-ments	7	—	—	—	2,530,775	—	—	2,530,775
Balance as of March 31, 2022*		44,203,763	5,304,452	280,310,744	33,121,984	(227,977,709)	4,360,146	95,119,617

Balance as of January 1, 2021		28,228,415	3,387,410	220,289,876	26,259,004	(168,345,620)	(3,726,790)	77,863,880
Loss for the period		—	—	—	—	(6,125,378)	—	(6,125,378)
Exchange differences on trans-la-tion of foreign currency		—	—	—	—	—	3,504,699	3,504,699
Total comprehensive loss		—	—	—	—	(6,125,378)	3,504,699	(2,620,679)
Issuance of common shares and warrants	6	15,610,022	1,873,203	63,269,346	—	—	—	65,142,549
Transaction costs	6	—	—	(4,219,222)	—	—	—	(4,219,222)
Equity-settled share-based pay-ments	7	—	—	—	1,721,270	—	—	1,721,270
Share options exercised		347,842	41,741	921,994	—	—	—	963,735
Balance as of March 31, 2021*		44,186,279	5,302,354	280,261,994	27,980,274	(174,470,998)	(222,091)	138,851,532

*unaudited

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2022 and 2021

(in €)	Note	For the three months ended March 31, 2022 (unaudited)	For the three months ended March 31, 2021 (unaudited)

Operating activities
Loss for the period		(14,002,030)	(6,125,378)
Adjustments for:
Depreciation & amortization of property and equipment, right-of-use assets and intangible assets		153,321	168,343
Net finance income	2	(856,308)	(1,798,949)
Share-based payment expense	7	2,530,775	1,721,270
Net foreign exchange differences		135,826	193,847
Changes in:
Other assets		(1,405,328)	(2,739,152)
Employee benefits		(732,876)	(952,820)
Other liabilities		(6,844)	240,229
Trade and other payables		928,526	(1,150,252)
Interest received		420,916	33,189
Interest paid		(24,641)	(3,780)
Net cash used in operating activities		(12,858,662)	(10,413,453)
Investing activities
Purchase of intangible assets, property and equipment		(7,828)	(17,062)
Purchase of current financial assets		—	(14,985,026)
Proceeds from the maturity of financial assets		26,488,950	13,952,522
Net cash from/ (used in) investing activities		26,481,122	(1,049,566)
Financing activities
Proceeds from issuance of common shares	6	—	65,142,549
Transaction costs from issuance of common shares	6	—	(4,219,222)
Proceeds from exercise of share options	7	—	963,735
Repayment of lease liabilities		(90,806)	(90,716)
Net cash from/ (used in) financing activities		(90,806)	61,796,346
Net increase/(decrease) in cash and cash equivalents		13,531,653	50,333,328
Effect of exchange rate changes on cash and cash equivalents		314,639	2,432,654
Cash and cash equivalents at beginning of period		26,249,995	25,968,681
Cash and cash equivalents at end of period	5	40,096,286	78,734,662

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

1.	Summary of significant accounting policies and other disclosures

(a)	Reporting entity and Group’s structure

InflaRx N.V. is a Dutch public company with limited liability (naamloze vennootschap) with its corporate seat in Amsterdam, The Netherlands, and is registered in the Commercial Register of The Netherlands Chamber of Commerce Business Register under CCI number 68904312. The Company’s registered office is at Winzerlaer Straße 2 in 07745 Jena, Germany. Since November 10, 2017, InflaRx N.V.’s common shares have been listed on The NASDAQ Global Select Market under the symbol IFRX.

InflaRx is a clinical-stage biopharmaceutical Group focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of the complement activation factor known as C5a.

These consolidated financial statements of InflaRx comprise the Company and its wholly-owned subsidiaries InflaRx GmbH, Jena, Germany and InflaRx Pharmaceutical Inc., Ann Arbor, Michigan, United States (together referred to as “the Group”).

InflaRx GmbH was founded in 2008. In 2017, InflaRx N.V. became the sole shareholder of InflaRx GmbH through the contribution of the subsidiary’s shares to InflaRx N.V. by its existing shareholders in exchange of new shares issued by InflaRx N.V.

(b)	Basis of preparation

These interim condensed consolidated financial statements for the three-month reporting periods ended March 31, 2022, and 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting. These condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements. Accordingly, this report is to be read in conjunction with the financial statements in our annual report for the year ended December 31, 2021 on Form 20-F.

The interim condensed consolidated financial statements were authorized for issue by the board of directors on May 11, 2022.

The financial statements are presented in Euro (€). Euro is the functional currency of InflaRx GmbH. The functional currency of InflaRx N.V. and InflaRx Pharmaceutical Inc. is U.S. Dollars. All financial information presented in Euro has been rounded. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them or may deviate from other tables.

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2021, except for the adoption of new standards effective as of January 1, 2022 as set out below. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The following amendments have been adopted effective January 1, 2022 and do not have a material impact on the consolidated financial statements of the Group:

•	Reference to the Conceptual Framework – Amendments to IFRS 3
•	Property, Plant and Equipment: Proceeds before Intended Use- Amendments to IAS 16
•	Onerous Contracts – Costs of Fulfilling a Contract –Amendments to IAS 37
•	AIP IFRS 9 Financial Instruments – Fees in the ’10 per cent’

The following standards issued will be adopted in a future period and the potential impact, if any, they will have on the Group’s consolidated financial statements is being assessed:

•	IFRS 17 Insurance Contracts
•	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Classification of Liabilities as Current or Non-current
•	Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates
•	Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction
•	Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

(c)	Significant events of the quarter and changes in circumstances

Russian-Ukraine Conflict

The conflict between Russia and Ukraine has resulted, and is expected to further result, in significant disruption, instability and volatility in global markets, as well as higher energy and other commodity prices. However, since the company is not currently conducting any business or receiving any services from vendors located in these countries, it does not think that the ongoing war will have a direct impact on its operation in the near term. The Company may be affected by certain policy changes in Germany where the Company is headquartered, although at this point, it does not foresee any such policy changes that might have a direct impact on its business operations.

COVID-19 Pandemic

The COVID-19 pandemic continues to impact our operations as many governments continue to maintain measures to slow the spread of the outbreak through quarantines, travel restrictions, closure of borders and requiring maintenance of social distancing measures .

During the first quarter of 2022, the Company has continued to use a hybrid working model that supports a blend of in-office and remote employees, depending on their role and location. Our service providers have continued at regular operational levels, and the recruitment of patients and new clinical trial sites also continued in the first quarter of 2022 through the date of issuance of these interim financial statements. Business travel, however, has been significantly reduced and widely replace by other means of communication, e.g. through video-conferencing.

Development programs

On January 10, 2022, the Company reported that it has been granted a composition of matter patent for INF904 and associated compounds by the U.S. Patent and Trademark Office and that it has completed IND-enabling (preclinical) studies that demonstrated no obvious toxicological findings even in the highest dose groups in required GLP toxicity analyses. In these preclinical studies, oral INF904 showed higher plasma exposure in animals, including non-human primates, and improved inhibitory activity in a hamster neutropenia model compared to the marketed C5aR inhibitor. Anti-inflammatory therapeutic effects in several preclinical disease models were also demonstrated by INF904. Further, in contrast to the marketed C5aR inhibitor, in vitro experiments showed INF904 has substantially less inhibition of the cytochrome P450 3A4/5 (CYP3A4/5) enzymes, which play an important role in the metabolism of a variety of drugs, including glucocorticoids. The Company expects to initiate a Phase I program in the second half of 2022 and plans to study INF904 in complement-mediated, chronic autoimmune and inflammatory diseases where oral administration is the preferred choice for patients.

On February 16, 2022, the Company reported that in the combination Arm B of its ongoing clinical Phase II study of vilobelimab in cSCC, three patients have been treated for at least 36 days in the first dosing cohort of the study, receiving intravenous infusions of 400 mg of vilobelimab on Days 1, 4, 8, and 15 and from Day 22 onwards, 800 mg every two weeks. Patients are also receiving 400 mg of pembrolizumab starting on Day 8 of the first cycle and every six weeks thereafter. The data from the first 36 days of treatment have been reviewed by an independent Steering Committee and no safety concerns were raised. The Steering Committee recommended to continue the study as planned and to open enrollment for the second dosing cohort with 1200 mg vilobelimab every two weeks after administration of 600 mg vilobelimab on Days 1,4, 8 and 15. The interim analysis in Arm B which is required to move to the second stage of the Phase II trial, is expected after ten patients have been treated and are evaluable for response assessment at the recommended Phase II dose level, which will be selected based on data from the safety run-in phase of the study. In parallel, enrollment continues in the monotherapy Arm A. Eight patients are now enrolled in this arm. In this arm, patients are receiving a dose of 800 mg vilobelimab on Days 1, 4, 8, and 15 of the first cycle, followed by a dose of 1600 mg vilobelimab every two weeks starting on Day 22. The interim analysis in Arm A required to proceed to the second stage is expected to be available after ten patients are evaluable for response assessment.

Final data of the Phase IIa study of vilobelimab in PG were presented at the 2022 American Academy of Dermatology Association (AAD) Annual Meeting on March 26, 2022. With these results, an end-of-Phase II meeting has been scheduled with the FDA for mid-2022 to discuss the pivotal program in this indication.

On March 31, 2022, the Company announced Phase III top-line results from the PANAMO study of vilobelimab in patients with severe COVID-19 disease. Vilobelimab treatment results in relative reduction in 28-day all-cause mortality of 23.9% compared to placebo, but did not show statistical significance on the pre-specified primary endpoint. The Company is engaged in ongoing discussions with regulatory authorities to determine next steps towards a potential approval in this indication.

2.	Net Financial Result

The net financial result is comprised of the following items for the three months ended March 31:

	For the three months ended March 31,
(in €)	2022 (unaudited)	2021 (unaudited)

Finance income
Interest income	27,962	22,962
Finance expenses
Interest expenses	(19,859)	(2,580)
Interest on lease liabilities	(4,727)	(1,104)
Total	3,376	19,278

Interest income results from marketable securities and short-term deposits in U.S. Dollars held by the Company and its subsidiary InflaRx GmbH.

	For the three months ended March 31,
(in €)	2022 (unaudited)	2021 (unaudited)

Foreign exchange result
Foreign exchange income	1,110,408	2,457,039
Foreign exchange expense	(382,475)	(725,368)
Total	727,933	1,731,671

Foreign exchange income and expense is mainly derived from the translation of the U.S. Dollar cash, cash equivalents and securities held by InflaRx GmbH.

	For the three months ended March 31,
(in €)	2022 (unaudited)	2021 (unaudited)

Other financial result	125,000	48,000

Other financial result is due to the expected credit loss allowance, which is deducted from the Company’s current and non-current financial assets.

3.	Other assets

(in €)	As of March 31, 2022 (unaudited)	As of December 31, 2021

Non-current other assets
Prepaid expense	331,539	336,566
Total	331,539	336,566
Current other assets
Prepayments on research & development projects	10,605,359	10,649,174
Prepaid expense	1,916,004	334,284
Total	12,521,363	10,983,458

Prepaid expense mainly consists of prepaid insurance expense.

As of March 31, 2022, prepayments on research & development projects amount to €10.6 million compared to €10.6 million as of December 31, 2021, and consist of prepayments on clinical and R&D material production contracts.

4.	Financial assets and financial liabilities

Set out below is an overview of financial assets and liabilities, other than cash and cash equivalents, held by the Group as of March 31, 2022 and December 31, 2021:

(in €)	As of March 31, 2022 (unaudited)	As of December 31, 2021

Financial assets at amortized cost
Non-current financial assets	9,272,352	27,206,990
Current financial assets	49,925,236	57,162,266
Financial liabilities at amortized cost
Trade and other payables	17,802,770	16,874,244
Interest bearing loans and borrowings
Non-current lease liabilities	973,905	1,066,354
Current lease liabilities	369,676	366,171

As of March 31, 2022, the fair value of current and non-current financial assets (primarily quoted debt securities) amounted to €58.5 million (Level 1). The Group’s debt instruments at amortized cost consist solely of quoted securities that are graded highly by credit rating agencies such as S&P Global and, therefore, are considered low credit risk investments.

5.	Cash and cash equivalents

(in €)	As of March 31, 2022 (unaudited)	As of December 31, 2021

Short-term deposits
Deposits held in U.S. Dollars	8,065,624	12,584,892
Total	8,065,624	12,584,892
Cash at banks
Cash held in U.S. Dollars	28,004,492	7,612,467
Cash held in Euro	4,026,171	6,052,636
Total	32,030,662	13,665,103
Total cash and cash equivalents	40,096,286	26,249,995

          As of March 31, 2022, we have received €8.3 million in cash from the German Federal Government grant, which is presented in “Liabilities from government grants received”; our right to retain these funds is contingent on meeting all grant conditions.

6.	Equity

On July 8, 2020, the Company filed a Form F-3 (Registration Statement) with the United States Securities and Exchange Commission (SEC) with respect to the offer and sale of securities of the Company. The Company also filed with the SEC a prospectus supplement (Prospectus Supplement) relating to an at-the-market program providing for the sale of up to $50.0 million of its common shares over time pursuant to a Sales Agreement with SVB Leerink LLC. The remaining value authorized for sale under the Sales Agreement amounts to $35.2 million.

On February 25, 2021, the Company sold an aggregate of 15,000,000 common shares through a public offering. The common shares were sold at a price of $5.00 per share and have a nominal value of €0.12 per share. For each common share purchased, an investor also received a warrant to purchase a common share at an exercise price of $5.80. The warrants are exercisable immediately and have a term of up to one year. The shares and warrants were issued and the transaction closed on March 1, 2021 with gross offering proceeds to the Group from this offering being $75.0 million (€62.2 million), before deducting $4.5 million (€3.7 million) in underwriting discounts and other offering expenses of $0.4 million (€0.3 million). The warrants were exercisable immediately and expired on March 1, 2022. No warrants were exercised.

7.	Share-based payments

(d)	Equity settled share-based payment arrangements

During its historical financing rounds prior to 2016 InflaRx GmbH granted options under the 2012 Stock Option Plan. Those InflaRx GmbH options were converted into options for common shares of InflaRx N.V. in November 2017:

Number of share options	2022	2021
Outstanding as of January 1,	148,433	148,433
Exercised during the three months ended March 31	—	—
Outstanding as of March 31,	148,433	148,433
thereof vested	148,433	148,433

Under the terms and conditions of the share option plan 2016 InflaRx GmbH granted rights to subscribe for InflaRx GmbH’s common shares to directors, senior management, and key employees. Those InflaRx GmbH options were converted into options for common shares of InflaRx N.V. in November 2017:

Number of share options	2022	2021
Outstanding as of January 1,	888,632	1,094,852
Exercised during the three months ended March 31	-	(202,020)
Outstanding as of March 31,	888,632	892,832
thereof vested	888,632	892,832

In conjunction with the closing of its initial public offering, InflaRx N.V. established a new incentive plan (the “2017 Long-Term Incentive Plan”). The initial maximum number of common shares available for issuance under equity incentive awards granted pursuant to the 2017 Long-Term Incentive Plan amounts to 2,341,097 common shares.

The annual general meeting on July 16, 2020, approved an amendment to the 2017 Long-Term Incentive Plan (LTIP) with effect from January 1, 2021:

•
increasing the maximum annual number of common shares in the Company’s capital available for issuance under the LTIP, starting on January 1, 2021, to 4% (from 3%) of the Company’s outstanding common shares (determined as of December 31 of the immediately preceding year); and

•
removing certain restrictions from the LTIP, which will allow the committee administering the LTIP and the Board to (i) lower the exercise price per share of any options and/or share appreciation rights issued under the LTIP or take any other action treated as a ‘repricing’ of an award and (ii) cancel any option and/or share appreciation rights in exchange for cash or another award granted under the LTIP, in either case, without prior approval of the Company’s shareholders.

Number of share options	2022	2021
Outstanding as of January 1,	3,170,046	2,146,478
Granted during the three months ended March 31	1,561,666	870,928
Exercised during the three months ended March 31	-	(145,822)
Forfeited during the three months ended March 31	(18,334)	—
Outstanding as of March 31,	4,713,378	2,871,584
thereof vested	2,846,155	1,731,506

The number of share options granted during the three months ended March 31, 2022 under the LTIP was as follows:

Share options granted	Number	Fair value per option	FX rate as of grant date	Fair value per option	Share price at grant date / Exercise price	Expected volatility	Expected life (midpoint based)	Risk-free rate (interpolated, U.S. sovereign strips curve)
2022
January 12	1,516,666	$3.66	0.9008	€3.30	$4.13	1.35	5.31	1.57%
January 12	45,000	$3.68	0.9008	€3.32	$4.13	1.35	5.50	1.59%
	1,561,666
Of the 1,561,666 options granted in the three months ended March 31, 2022, 1,362,500 were granted to members of the Executive Management or Board of Directors.
Expected dividends are nil for all share options listed above.
(e)	Share-based payment expense recognized

For the three months ended March 31, 2022, the Company has recognized €2.5 million (ended March 31, 2020: €1.7 million) of share-based payment expense/(benefit) in the statements of operations and comprehensive loss.

None of the share-based payments awards were dilutive in determining earnings per share due to the Group’s loss position.

8.	Liabilities from government grants received

As of March 31, 2022, we have received €8.3 million in cash from the German Federal Government grant, which is presented in “Liabilities from government grant received”; our right to retain these funds is contingent on meeting all grant conditions.

9.	Protective foundation

According to the articles of association of the Company, up to 110,000,000 common shares and up to 110,000,000 preferred shares with a nominal value of €0.12 per share are authorized to be issued. All shares are registered shares. No share certificates shall be issued.

In order to deter acquisition bids, the Company`s general meeting of shareholders approved the right of an in-dependent foundation under Dutch law, or protective foundation, to exercise a call option pursuant to the call option agreement, upon which preferred shares will be issued by the Company to the protective foundation of up to 100% of the Company’s issued capital held by others than the protective foundation, minus one share. The protective foundation is expected to enter into a finance arrangement with a bank or, subject to applicable restrictions under Dutch law, the protective foundation may request us to provide, or cause the Company’s subsidiaries to provide, sufficient funding to the protective foundation to enable it to satisfy its payment obligation under the call option agreement.

These preferred shares will have both a liquidation and dividend preference over the Company`s common shares and will accrue cash dividends at a pre-determined rate. The protective foundation would be expected to require us to cancel its preferred shares once the perceived threat to the Company and its stakeholders has been removed or sufficiently mitigated or neutralized. We believe that the call option does not represent a significant fair value based on a Level 3 valuation, since the preference shares are restricted in use and can be cancelled by us.

In the three months ended March 31, 2022, the Company expensed €15 thousand (2021: €15 thousand) of ongoing costs to reimburse expenses incurred by the protective foundation.

10.	Subsequent Events

Strategic Program Review

After the end of the first quarter, in April 2022, the Company performed a strategic review of its development programs considering the current financing environment. As a result of this strategic review, management has decided to halt the clinical development of vilobelimab in HS for the time being. Furthermore, given the resources required and long duration of necessary Phase III studies of vilobelimab in AAV needed to potentially gain regulatory approval in this indication, the Company has also decided to halt the clinical development of vilobelimab in AAV for the time being. Since the first Phase III study of vilobelimab in HS had already been initiated in January 2022, the Company estimates the cost for winding down the development activities in this indication to be in the range of €0.25 to €0.35 million to be incurred in the second quarter of 2022. No costs for winding down development activities in AAV are anticipated.

Repricing of options under the 2017 Long-Term Incentive Plan

Following the significant and persistent decrease of the stock price of the Company's ordinary shares during the first quarter 2022 and especially after March 31, 2022, on April 13, 2022, the Board assessed the impact thereof on the value of the options for ordinary shares in the Company's capital awarded under the 2017 Long Term Incentive Plan (“LTIP”) and concluded that due to the extraordinary situation and in order to ensure that the options continue to be an appropriate performance incentive for the Company’s management, employees and directors, the exercise price of all outstanding and unexercised options held by active employees or directors of the Company or its affiliates shall be adjusted to $1.86 per share. The financial impact of this decision is currently being evaluated, will result in the increase in fair value of the affected options and is estimated to result in recognition of additional share-based compensation expense in the range of €0.65 to €0.85 million in future periods, most of it in Q2 2022 and the remainder over future periods over the remaining vesting term of the outstanding options.